AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Pursuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 30 JUNE 2017
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
RUB 60 million Fixed Rate Notes	Borrowing	6-Apr-17	11-May-17	12-May-20	RUB 60	HSBC
JPY 500 million Callable PRDC	Borrowing	7-Apr-17	25-Apr-17	26-Apr-47	JPY 500	Mizuho Inter. Plc
JPY 200 million Linked-PRDC Multi-Callable Notes	Borrowing	7-Apr-17	26-Apr-17	1-Feb-47	JPY 200.00	BNP Paribas
BRL 4.2 million Fixed Rate Notes	Borrowing	12-Apr-17	23-May-17	24-May-21	BRL 4.20	HSBC
MXN 19 million Fixed Rate Notes	Borrowing	12-Apr-17	23-May-17	24-May-21	MXN 19.00	HSBC
IDR 30 billion Fixed Rate Notes	Borrowing	13-Apr-17	8-Jun-17	9-Jun-21	IDR 30,000.00	CACIB
USD 30 million Zero Callable Notes	Borrowing	19-Apr-17	26-Apr-17	26-Apr-47	USD 30.00	Societe General
AUD 25 million Kangaroo_ Tap 5	Borrowing	21-Apr-17	28-Apr-17	27-Jul-27	AUD 25.00	JP Morgan
MXN 3 billion Zero Coupon Tap 2	Borrowing	26-Apr-17	3-May-17	9-Feb-32	MXN 566.25	JP Morgan
JPY 200 million Multi-Callable PRDC Notes	Borrowing	26-Apr-17	22-May-17	2-Jan-47	JPY 200.00	Nomura Inter. Plc
TRY 50 million Fixed Rate Notes	Borrowing	26-Apr-17	8-May-17	8-May-19	TRY 50.00	Daiwa Capital Markets
JPY 300 million Multi-Callable PRDC Notes	Borrowing	27-Apr-17	18-May-17	1-Feb-47	JPY 300	Mizuho Inter. Plc
ZAR 12 million_ Improve the Quality of Life for People in Africa	Borrowing	2-May-17	14-Jun-17	15-Jun-21	ZAR 12.00	BNP Paribas
INR 60 million_ Improve the Quality of Life for People in Africa	Borrowing	2-May-17	14-Jun-17	15-Jun-21	INR 60.00	BNP Paribas
AUD 25 million Kangaroo_ Tap 6	Borrowing	9-May-17	16-May-17	27-Jul-27	AUD 25.00	ANZ
AUD 25 million Kangaroo_ Tap 8	Borrowing	10-May-17	17-May-17	10-Jan-25	AUD 25.00	Mizuho Inter. Plc
INR 200 million Zero Coupon	Borrowing	11-May-17	17-May-17	17-May-24	INR 132.40	BNP Paribas
ZAR 15 million Fixed Rate Notes	Borrowing	11-May-17	14-Jun-17	15-Jun-21	ZAR 15.00	HSBC
IDR 40 billion Fixed Rate Notes	Borrowing	15-May-17	5-Jul-17	6-Jul-21	IDR 40,000.00	JP Morgan
MXN 19 million Fixed Rate Notes_ Improve the Quality of Life for People in Africa	Borrowing	19-May-17	29-Jun-17	30-Jun-21	MXN 19.00	BNP Paribas
BRL 4.2 million Fixed Rate Notes_ Improve the Quality of the Life for people in Africa	Borrowing	19-May-17	29-Jun-17	30-Jun-21	BRL 4.20	BNP Paribas
JPY 500 million Callable PRDC Notes	Borrowing	24-May-17	19-Jun-17	30-Jan-42	JPY 500.00	Nomura Inter. Plc
JPY 200 million FX-Linked Notes	Borrowing	26-May-17	19-Jun-17	1-Feb-47	JPY 200.00	JP Morgan
INR 709 million Fixed Notes	Borrowing	29-May-17	7-Jun-17	7-Jun-22	INR 709.00	Barclays Capital
ZAR 24 million Fixed Rate Notes _ Improve the Quality of Life for the People in Africa	Borrowing	1-Jun-17	13-Jul-17	14-Jul-21	ZAR 24.00	CACIB
INR 60 million Fixed Rate Notes _ Improve the Quality of Life for the People in Africa	Borrowing	1-Jun-17	13-Jul-17	14-Jul-21	INR 60.00	CACIB
MXN 3.5 billion Zero Coupon_ Tap 3	Borrowing	2-Jun-17	9-Jun-17	9-Feb-32	MXN 184.375	JP Morgan
RUB 400 million Fixed Rate Notes	Borrowing	12-Jun-17	21-Jun-17	21-Jun-21	RUB 400.00	Mitsubishi Securities Int.
IDR 36 billion Fixed Rate Notes	Borrowing	14-Jun-17	8-Aug-17	9-Aug-21	IDR 36,000.00	HSBC
BRL 4.9 million Fixed Rate Notes	Borrowing	14-Jun-17	8-Aug-17	9-Aug-21	BRL 4.90	HSBC
EUR 30 million Zero Multi Calllable Notes	Borrowing	14-Jun-17	21-Jun-17	21-Jun-57	EUR 30.00	JP Morgan
TRY 5.1 million Fixed Rate Notes _ Improve the Quality of Life for the People in Africa	Borrowing	15-Jun-2017	25-Jul-2017	26-Jul-2019	TRY 5.10	BNP Paribas
JPY 200 million PRDC Notes	Borrowing	27-Jun-17	18-Jul-17	1-Feb-47	JPY 200.00	Mizuho Inter. Plc
MXN 19 million Fixed Rate Notes	Borrowing	28-Jun-17	8-Aug-17	9-Aug-21	MXN 19.00	HSBC
RUB 60 million Fixed Rate Notes	Borrowing	28-Jun-17	8-Aug-17	9-Aug-21	RUB 60.00	HSBC

ECP transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
ECP	Commercial Paper	6-Jul-17	10-Jul-17	10-Oct-17	USD 200	ING
ECP	Commercial Paper	5-Jul-17	7-Jul-17	6-Oct-17	USD 75	Bank of Montreal
ECP	Commercial Paper	5-Jul-17	7-Jul-17	10-Oct-17	USD 50	ING
ECP	Commercial Paper	3-Jul-17	5-Jul-17	5-Oct-17	USD 50	ING
ECP	Commercial Paper	3-Jul-17	5-Jul-17	5-Oct-17	USD 50	ING
ECP	Commercial Paper	30-Jun-17	6-Jul-17	29-Dec-17	USD 200	ING
ECP	Commercial Paper	27-Jun-17	29-Jun-17	29-Sep-17	USD 50	Banc of America Securities
ECP	Commercial Paper	21-Jun-17	23-Jun-17	25-Sep-17	USD 85	ING
ECP	Commercial Paper	15-Jun-17	19-Jun-17	19-Sep-17	USD 150	ING
ECP	Commercial Paper	9-Jun-17	13-Jun-17	13-Sep-17	USD 100	Bank of Montreal

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Matured bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
JPY 1 billion PRDC	5-Apr-01	18-Apr-01	19-Apr-17	JPY 1,000.00
JPY 100 million Notes	27-Mar-07	18-Apr-07	18-Apr-17	JPY 100.00
US$ 1bn Global Notes	5-Mar-14	12-Mar-14	15-May-17	USD 1,000.00
EUR 150 million Fixed Rate Notes	10-Apr-14	17-Apr-14	17-Apr-17	EUR 150.00
BRL 271 million Fixed Rate_ Food Security Themed Bond	16-Jun-14	25-Jun-14	22-Jun-17	BRL 271.00

Buyback transactions

The Bank did not execute any buyback during the Quarter.

Callable bonds

The Bank did not redeem any callable bonds during the Quarter.

2. Attached hereto please find a soft copy of the Bank's quarterly financial statements for the period ending 30 June 2017.

3. With regard to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Hassatou Diop N'Sele

Treasurer